15026553

SECUF ... SION
Washington, ...

MAY 2 8 2015

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-18273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Securities, Inc.

OFFICIAL USE ONLY
6828
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Madison Avenue, #102A
(No. and Street)

Fair Oaks (City) California (State) 95628 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schoen 916.863.7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460 (Address) Walnut Creek, (City) California (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Schoen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Securites, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert J. Schoen
Signature

Chief Operating Officer
Title

Charles Patrick Francisco Notary Public
Notary Public

CHARLES PATRICK FRACISCO
Commission # 2059205
Notary Public - California
Alameda County
My Comm. Expires Mar 26, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

QUEST SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

MARCH 31, 2015

professional. personalized. service.

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Robert J. Schoen***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27 day of MAY, 2015,

at Livermore, California

Robert J. Schoen

Robert J. Schoen
Quest Securities, Inc.

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Quest Securities, Inc.
Fair Oaks, California

We have audited the accompanying financial statements of Quest Securities, Inc., which comprise the statement of financial condition as of March 31, 2015, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Quest Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Quest Securities, Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Quest Securities, Inc.'s financial statements. The supplemental information is the responsibility of Quest Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
May 22, 2015

QUEST SECURITIES, INC.
Statement of Financial Condition
March 31, 2015

ASSETS

Cash in bank	$	126,936
Deposits with clearing broker		26,320
Total cash and equivalents		153,256
Investments at fair market value, cost $60,528		9,135
Commissions receivable		55,064
Other accounts receivable		31
Deferred tax asset, net of valuation allowance of $36,000		-
Furniture and equipment, net of accumulated depreciation of $64,505		1,722
Total assets	$	219,208

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	6,356
Commissions payable		48,212
Income taxes payable		5,780
Total liabilities		60,348
Stockholder's equity:		
Common stock, no par value, authorized 25,000 shares; 333 shares issued and outstanding		333
Paid-in capital		4,667
Retained earnings		153,860
Total stockholder's equity		158,860
Total Liabilities and Stockholder's Equity	$	219,208

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Operations
For the Year Ended
March 31, 2015

Revenue	
Fees and commissions earned	$ 2,071,446
Investment income (loss)	(23,950)
Other income	10,382
Total revenues	2,057,878
Commission and brokerage expense	(1,809,097)
Gross profit	248,781
Expenses	
Salaries	125,544
Payroll taxes	10,473
Rent	31,773
Insurance	7,502
Telephone and communication	15,189
Professional fees	9,836
Office expense	12,141
State and regulatory fees	22,280
Automobile	6,155
Depreciation	2,209
Total expense	243,102
Income before income tax expense	5,679
Provision for income taxes	(7,500)
Net income (loss)	$ (1,821)

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended
March 31, 2015

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances - March 31, 2014	$ 333	$ 4,667	$ 165,681	$ 170,681
Net income (loss)	-	-	(1,821)	(1,821)
Dividends paid	-	-	(10,000)	(10,000)
Balances - March 31, 2015	$ 333	$ 4,667	$ 153,860	$ 158,860

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
March 31, 2015

Cash flows from operating activities:	
Net income (loss)	$ (1,821)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	2,209
Gain on securities earned	23,950
Changes in operating assets and liabilities:	
Decrease in deposits with clearing broker	(12,286)
Decrease in commissions and other receivables	4,603
Increase in accounts payable and accrued liabilities	3,768
Decrease in commissions payable	(1,815)
Increase in income taxes payable	5,717
Net cash provided by operating activities	24,325
Cash flows from investing activities:	
Purchase of investments	(90,706)
Sale of investments	103,121
Net cash provided by investing activities	12,415
Cash flows from financing activities:	
Net withdrawals - dividends	(10,000)
Net cash used in financing activities	(10,000)
Net increase in cash	26,740
Cash at beginning of year	100,196
Cash at end of year	$ 126,936

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Description of Business

Quest Securities, Inc. (the Company), is owned 100% by the Robert and Delores Schoen Trust. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of variable annuities, mutual funds, RIA fee income, and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At March 31, 2015, the cash balance in the bank accounts totaled $153,799, which was less than the FDIC insurance limit of $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Fair Value Measurement of Investments

The Company has firm investments in various equity securities of $9,135. These securities are carried at fair value, based on quoted market prices, which was $51,393 less than cost of $60,528 at March 31, 2015.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

1. General Information and Significant Accounting Policies (continued)

Fair Value Measurement of Investments (continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The fair values of all of the Company's investments are based on quoted prices in active markets (Level 1 of the fair value hierarchy).

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. The cost of the firm investments, $60,528, exceeds the market value of $9,135 by $51,393. Capital losses can be recovered for five years from the date of sale, but only to the extent of capital gains. Total capital loss carryover was $107,046 as of March 31, 2015. There were also temporary differences for depreciation and state franchise taxes. Because of the magnitude of the cumulative unrealized losses, the calculated deferred tax asset of $36,000 has been fully offset by a valuation allowance.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.40 to 1 at March 31, 2015. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At March 31, 2015, the Company had net capital as defined of $150,859, which exceeded the minimum requirement of $50,000. However it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital, or $60,000.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing broker, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The following is the computation of income tax expense.

Income Tax Expense	California	Federal	Total
Income (loss) before income taxes	$ 5,678	$ 5,678	
Prior year California Franchise tax	-	(800)	
Depreciation – Financial Statement	2,209	2,209	
Tax return	-	(168)	
Non Deductible portion of meals	228	228	
Non Deductible capital losses	23,950	23,950	
Taxable income (loss)	$32,065	$31,097	
Income tax provision	$ 2,835	$ 4,665	$ 7,500

The Company had a capital loss carryforward of $107,046 as of March 31, 2015. Such losses can only be deducted from future capital gains during a carryforward period of five years from the realization date. Due to the uncertainty of realization of this capital loss carryforward, the entire deferred tax asset has been offset by a valuation allowance of $36,000.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2011.

5. Firm Investments

The following are firm investments at March 31, 2015:

Shares		Current Values	Cost
4,500	Hanwa Q Cells Company LTD Sponsored ADR	$ 9,135	$ 60,528
	Total	$ 9,135	$ 60,528

Proceeds from sales of investments for the fiscal year ended March 31, 2015 were $102,486, and net realized gain (loss) from these sales was (23,950).

6. Lease Commitment

The Company rents both of its facilities on a month to month basis; currently, rent expense is $3,556 per month.

7. Related Party Transactions

The Company's 100% shareholder receives a salary for administrative services and commissions for business generated.

8. Subsequent Events

Subsequent events have been evaluated through May 22, 2015 which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

QUEST SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2015

Stockholder's equity		$ 158,860
Assets not allowed for net capital purposes:		
Non-customer accounts receivable		31
Accounts receivable, not allowed		4,878
Furniture and equipment, net		1,722
Total not allowed assets		6,631
Subtotal		152,229
Less haircut on marketable securities:		
15% of $9,135 securities, haircut	1,370	
Undue concentration	-	1,370
Net capital		$ 150,859
Minimum net capital required (6 2/3% of $60,347 aggregate indebtedness or the minimum of $50,000)		$ 50,000
Net capital in excess of requirement		$ 100,859
Ratio of aggregate indebtedness ($60,347) to net capital ($150,859)		0.40 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Reconciliation to the Focus Report as filed	$ 54,567	$ 156,640	0.35 to 1
Audit adjustments:			
Additional liabilities	5,780	(5,780)	
Additional assets	-	-	
Rounding	1	(1)	
Adjusted amounts above	$ 60,348	$ 150,859	0.40 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder of
Quest Securities, Inc.
Fair Oaks, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Quest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Quest Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Quest Securities, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for that fiscal year, noting only immaterial differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 22, 2015

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Quest Securities, Inc.
Fair Oaks, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Quest Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended March 31, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 22, 2015

Quest
Securities
Inc.

8080 Madison Avenue, #102A
Fair Oaks, CA 95628
(916)863-7862
Fax (916)863-7486

Quest Securities, Inc. Exemption Report

Quest Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-S, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.1Sc3-3 under the following provisions of 17 (.F.R. §240.1Sc3-3(k)(2)(ii).

The Company met the identified exemption provisions in §240.1Sc3-3(k) throughout the most recent fiscal year ending March 31st, 2015, without exception.

I, Heather Boe, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: Heather A. Boe

Title: Executive Vice President / CFO

Date: 5/26/2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018273 FINRA MAR
QUEST SECURITIES INC
8080 MADISON AVE STE 102A
FAIR OAKS CA 95628-3736

COPY
Pd & Mailed 5/19/15
TB

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 318

B. Less payment made with SIPC-6 filed (**exclude interest**) (170)
10/24/2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 148

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 148

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 148

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUEST SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Heather A. Boe
(Authorized Signature)

VP/CFO
(Title)

Dated the 19th day of May, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014
and ending 3/31/2015

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,047,496
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		24,585
Total additions		24,585
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,926,496
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related ~~either directly~~ or indirectly to the securities business. (See Instruction C): Misc. Income / Fixed Insurance (Deductions in excess of $100,000 require documentation)		18,407
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		1,944,903
2d. SIPC Net Operating Revenues		$ 127,178
2e. General Assessment @ .0025		$ 318

(to page 1, line 2.A.)